FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004 (February 11, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: February 11, 2004

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

[Logo of Ansell appears here] Ansell Limited Level 3 678 Victoria Street Richmond VIC 3121	corporatefile.com.au

Date of lodgement:    11-Feb-2004

Title: Open Briefing. Ansell. CEO on Full-Year Outlook

Record of interview:

corporatefile.com.au

Ansell today reported a first half profit of US$23.5 million, up from US$10.8 million. Healthcare Segment EBITA was US$50.1 million, up 16 percent. Your guidance for the full year is Healthcare Segment EBITA of more than US$103 million and profit attributable of US$47 million plus. What do you base this growth expectation on and what are the risks?

CEO Harry Boon

Let me first say that we’ve provided additional guidance at this stage because we believe it’s important, in the interest of improved transparency.

In terms of our forward view, our two base assumptions are that the US dollar and the price of our key raw material, latex, stay at or near recent levels. Any significant change in either would have an impact.

Our first half contained some softness in occupational and surgical gloves in the US and Europe, both of which we have confidence will improve in the second half. There are a number of reasons. Firstly, we were awarded significant new surgical contracts in Europe and the US late in the first half and they’ll start to kick in during the second. Secondly, there’s a natural seasonal bias in our business in that the Northern Hemisphere has a vacation slowdown in July and August, whereas that doesn’t occur in the second half. And finally, there are the cost-down and new business initiatives we’ve taken, which are gradually ramping up and will contribute as momentum builds.

CFO Rustom Jilla

It’s worth pointing out that our amortisation and interest charges are fairly predictable now, and after allowing for tax at roughly 22 percent, any EBITA movement will go through to the bottom line.

corporatefile.com.au

Latex prices appear to have stabilised at the current relatively high levels. How’s the business positioned to deal with the possibility that latex prices might remain there over the longer term?

CEO Harry Boon

Latex prices have a long history of cyclicality, broadly following that of agricultural commodities. We don’t believe there’s any evidence to suggest that cyclicality has changed. That said, no one can predict when the cycle will next swing down and therefore we’re preparing to run our business at or around recent latex price levels.

So, our approach is to drive manufacturing efficiency and productivity and we recently launched across the company a Six Sigma initiative that’s focused on cost-down opportunities and quality improvements. The quality aspect is important – not only because it makes customers happy but also because it reduces waste, which feeds back into efficiency and cost improvements.

We’ve put prices up selectively on examination and surgeons’ gloves in some areas and on our latex occupational gloves. To summarise, we’re taking whatever pricing opportunities exist to offset at least part of the impact of the higher latex costs.

corporatefile.com.au

EBITA from the Professional Healthcare business was US$15.0 million in the first half, down from US$15.9 million previously. EBITA margin fell to 11.2 percent from 12.7 percent. To what extent were latex prices the cause of the drop in margin and what’s the outlook for the margin in the current second half?

CEO Harry Boon

It’s important to remember that our Professional business is the one most impacted by latex costs, particularly the exam glove sector.

Also constraining the Professional business were the lingering effects of the 2003 financial year’s surgical glove supply shortfall and the resulting loss of market share, which we flagged at the time. It’s taken almost a year to start rebuilding our market share. The good news, as I previously mentioned, is that late in the first half we started picking up significant new contract awards in the US and also in Europe. That says that the forward prospects for our surgeons’ gloves are improved.

A third factor that negatively impacted Professional in the first half was that, because of the slower sales of surgeons’ gloves, we were more reliant on lower-margin exam gloves. We see the sales mix correcting itself as we rebuild surgeons’ gloves sales.

corporatefile.com.au

The Occupational business booked EBITA of US$22.7 million, up from US$15.0 million and EBITA margin rose to 12.4 percent from 8.5 percent previously. To what extent has the margin improvement been driven by the growth in sales of HyFlex® gloves and is further significant margin growth achievable?

CEO Harry Boon

Clearly, the continued growth in HyFlex® is important to us. The HyFlex® range is not only bringing new sales to us, it’s bringing good prices and margins because it’s early in its life cycle and we’ve very quickly moved to take costs out of its production.

Although HyFlex® came off patent last financial year and we saw some copies in the first half, sales have continued to grow and prices have held. We’ve continued to launch new HyFlex® variants and develop new applications for the HyFlex® range.

But there were other drivers of the Occupational margin improvement. One was our Mexican glove knitting operation, where improved efficiency went straight to the bottom line. We’re also seeing the full benefit of the closure of our Troy CE glove plant, now the old costs and old products have washed through the system. Thirdly, significant cost savings are coming from our outsourcing group.

corporatefile.com.au

There appears to have been a lack of revenue growth in both your Professional and Occupational products in the European market in the first half. How are you addressing this issue?

CEO Harry Boon

We’re expecting to see significantly improved contributions in the second half. Firstly, the new Professional contracts we picked up late in the first half start in the current half, including a major surgical glove contract in the Aachen district in Germany. Secondly, we’re currently investing additional people and resources in the emerging markets of Europe, particularly Russia. That’s an attractive market for us, especially in Occupational.

So whilst the first half was slower than we’d like, things are clearly picking up in our Occupational and Professional businesses in Europe as we move into the second half.

corporatefile.com.au

In Consumer Healthcare, EBITA was US$12.4 million, up only slightly from US$12.2 million previously in spite of 10 percent growth in sales to US$66.9 million. EBITA margin contracted to 18.4 percent from 20.0 percent. What was the reason for the fall in margin?

CEO Harry Boon

The first half included the cost of reinvesting in marketing programs, including a major condom product re-launch in the key US market and associated costs related to clearing out previous stock and packaging material.

We consider the first half’s 18 plus percent margin to be an excellent result. Over the mid term, we’d be comfortable with Consumer margins in the high teens. That would allow us enough money to reinvest in marketing to build and promote our brands at a level appropriate for a consumer product in the category of personal grooming, hygiene and toiletries.

corporatefile.com.au

Ansell’s gearing stood at 15.3 percent at the end of December 2003, while interest cover was 8.8 times. To what extent do you think the balance sheet is under-geared?

CFO Rustom Jilla

Our balance sheet is clearly conservative today. We’ve said before that we want to achieve and maintain investment grade credit ratios, which implies that gearing of 30 to 35 percent would usually be the upper end of our comfort zone.

In the first half, our strong free cash flow resulted in a decline in gearing, even after reintroducing dividends and buying back shares. In the current half, we’ll be paying an interim dividend, and continuing with additional share buybacks. We’re comfortable with the benefit to our shareholders of utilising “excess cash” in this manner.

We’ll also make acquisitions provided they meet our strategic and financial criteria.

corporatefile.com.au

You’ve announced a 40 percent increase in the current buyback program, to 14 million shares, a new 12 million-share buyback program from May 1 and an unfranked interim dividend of A$0.06 per share, following 2003’s full-year payment (final dividend only) of A$0.11 per share. Given the on-going buyback and that the dividend is unfranked, what’s the rationale behind making a dividend payment and what’s the outlook for a final dividend?

CFO Rustom Jilla

Almost all Australian companies pay dividends, certainly among the ASX200. We introduced a dividend last year to signal the emergence of Ansell as a successful new company. However, given our lack of franking credits in Australia, we’ve opted for a dividend payout ratio that’s modest by Australian standards.

CEO Harry Boon

We consider the share buyback a more efficient way to return excess cash to shareholders than an unfranked dividend. But, we do recognise we have a large number of small shareholders who appreciate cash dividends even without franking.

The balanced capital management strategy the board’s adopted does attempt to cater to all these interests whilst we prepare for the next growth phase of the company beyond Operation Full Potential.

CFO Rustom Jilla

We can’t comment on the outlook for a final dividend but clearly the Board believes that the current dividend level is sustainable.

corporatefile.com.au

What’s the progress in the search for your successor as CEO Harry? Do you expect a change in strategy direction under the new appointee?

CEO Harry Boon

The search is now in full swing. The Board is reviewing internal and external candidates and in the near term, I expect we’ll take the next steps toward an orderly and smooth transition.

The succession is coming at a time when our transition from the Pacific Dunlop structure is essentially complete. The Ansell business is in very good shape, Operation Full Potential’s well into the second year of its three-year span and we’ve got a solid platform to achieve the 50 percent U.S. dollar EBITA improvement we originally committed to achieving through the end of fiscal 2005.

Now Ansell’s challenge, over and above delivering the next couple of results, is the medium to long term growth strategy. Essentially the new CEO will have an experienced team and a solid business, which will provide adequate time to learn the ropes, come to grips with the business and think about the forward strategy.

corporatefile.com.au

Thank you Harry and Rustom.

For previous Open Briefings by Ansell, visit www.corporatefile.com.au

For more information about Ansell, visit www.ansell.com